As filed with the Securities and Exchange Commission on June 23, 2005.

                                                            File No. 070-10281

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                  ------------------------------------------

                                 AMENDMENT NO. 3
                                       TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  CINERGY CORP.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name of company filing this statement
                  and address of principal executive offices)

                                  CINERGY CORP.

                    (Name of top registered holding company)

                                Wendy L. Aumiller
                          Vice President and Treasurer
                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)



       Applicant requests that the Commission direct communications to:

George Dwight II
Cinergy Corp.                                William C. Weeden
Associate General Counsel                    Skadden Arps Slate Meagher & Flom
139 East Fourth Street                       1400 New York Avenue, N.W.
Cincinnati, Ohio 45202                       Washington, D.C.  20005
513-287-2643 (ph)                            202-371-7877 (ph)
513-287-3810 (f)                             202-371-7012 (f)
gdwight@cinergy.com                          wweeden@skadden.com



The Application-Declaration filed in this proceeding, as most recently amended, is hereby amended and restated in its entirety (except with respect to the exhibits and financial statements filed therewith) as follows:



Item 1.  Description of Proposed Transactions

        A.       Introduction

         Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authorization in this Application-Declaration ("Application") to engage in various financing transactions over the period proposed below.

         Cinergy directly or indirectly owns all the outstanding common stock of public utility companies operating in Ohio, Indiana and Kentucky, the most significant of which are PSI Energy, Inc. ("PSI") and The Cincinnati Gas & Electric Company ("CG&E"). PSI is a vertically integrated electric utility operating in Indiana, serving more than 700,000 customers in portions of 69 of the state's 92 counties. CG&E is a combination electric and gas public utility holding company exempt from registration pursuant to Rule 2(b) that provides electric and gas service in the southwestern portion of Ohio. CG&E's principal subsidiary is The Union Light, Heat and Power Company ("ULH&P" and together with PSI and CG&E, the "Operating Companies"), which provides electric and gas service in northern Kentucky. Cinergy also owns numerous nonutility subsidiaries engaged in businesses authorized under the Act, by Commission order or otherwise, including "exempt wholesale generators," as defined in Section 32 of the Act ("EWGs"), "foreign utility companies," as defined in Section 33 of the Act ("FUCOs"; and collectively with EWGs, "EWG/FUCO Projects"), "exempt telecommunications companies," as defined in Section 34 of the Act ("ETCs"), and "energy-related companies," as defined in Rule 58 ("Rule 58 Companies"). The "Cinergy System" or "System" refers collectively to Cinergy and all of its subsidiaries. As of and for the nine months ended September 30, 2004, Cinergy reported consolidated total assets of approximately $14.2 billion and consolidated total operating revenues of approximately $3.5 billion. For further information regarding Cinergy, reference is made to Cinergy's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2004 and Cinergy's Annual Report on Form 10-K for 2003.

         B.       Prior Orders

         By order dated June 23, 2000, HCAR No. 27190 (the "Financing Order"), the Commission authorized Cinergy, subject to the terms and conditions set forth therein, through June 23, 2005:

        to increase Cinergy's total capitalization at December 31, 1999 (excluding retained earnings and accumulated other comprehensive income) through issuance by Cinergy of any combination of debt and equity securities (including short-term notes, commercial paper, long-term notes, common stock, preferred securities and stock purchase contracts or units) in an aggregate amount not to exceed $5.0 billion;

        to manage interest rate risk associated with debt securities issued by Cinergy through the use of various instruments;

        to form special-purpose financing subsidiaries to issue and sell (and engage in related transactions with respect to) any of the authorized equity and debt securities on Cinergy's behalf;

        to issue guarantees and other credit support on behalf of Cinergy's subsidiaries or otherwise to further Cinergy's business in an aggregate amount not to exceed $2 billion at any time outstanding; and

        to invest financing proceeds in EWG/FUCO Projects in an aggregate amount not to exceed Cinergy's aggregate investment therein at the date of the Financing Order plus $1 billion.

         By order dated December 8, 2000, HCAR No. 27295 (the "Stock Plans Order"), the Commission authorized Cinergy to issue and sell up to 50 million shares of its common stock, from time to time through December 8, 2010, under Cinergy's stock-based employee benefit plans.

         By order dated May 18, 2001, HCAR No. 27400 (the "EWG/FUCO Order" and together with the Financing Order and the Stock Plans Order, the "Prior Orders"), the Commission replaced the EWG/FUCO investment authority granted in the Financing Order, authorizing Cinergy, through June 23, 2005, to apply financing proceeds for an aggregate investment in EWG/ FUCO Projects not to exceed (1) an amount equal to 100 percent of Cinergy's consolidated retained earnings (as defined in Rule 53) plus (2) $2.0 billion.(1)

         C.       Overview of Requested Authority

         In light of the impending expiration of the Financing and EWG/FUCO Orders, Cinergy proposes to replace and supersede the authority granted under the Prior Orders with the financing authority sought herein, with this new authority to become effective upon issuance of the Commission's order. The requested authority will enable Cinergy to continue to respond quickly and efficiently to its financing needs and available conditions in capital markets, thereby benefiting its shareholders and customers.

         Subject to the further limitations and conditions specified in Sections D, E and F below, Cinergy proposes to undertake the following financing transactions from time to time through the earlier of (a) consummation of the pending merger between Cinergy and Duke Energy Corporation,(2)and (b) the expiration of 12 months from the date of the Commission's order herein granting and permitting to become effective the transactions requested herein (the "Authorization Period"), all without further authorization from the Commission, including with respect to the terms of issuance and sale:

        To increase Cinergy's total capitalization as in effect at September 30, 2004 (excluding retained earnings and accumulated other comprehensive income) by $5.0 billion through the issuance and sale of any combination of the equity and debt securities described below, whether directly or through one or more financing subsidiaries ("Aggregate Financing Limit"); provided, however, that Cinergy requests that the Commission reserve jurisdiction over that portion of the Aggregate Financing Limit in excess of $4.0 billion pending completion of the record. At September 30, 2004, Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) was approximately $3.7 billion.

        To provide guarantees in an aggregate amount at any time outstanding not to exceed $3.0 billion ("Guarantees Limit"). At September 30, 2004, the aggregate amount of Cinergy's outstanding guarantees was $705 million.

        To form and utilize special-purpose financing subsidiaries to issue and sell equity and debt securities on Cinergy's behalf.

        To enter into transactions to manage interest rate and foreign currency exchange rate risk.

        To invest financing proceeds in EWG/FUCO Projects in an amount not to exceed (1) with respect to EWG/FUCO Projects other than those subject to the Restructuring Limit, an aggregate investment equal to (a) 100% of Cinergy's consolidated retained earnings plus (b) $2.0 billion ("EWG/FUCO Projects Limit"); and (2) solely with respect to the potential transfer to one or more EWG associate companies (each, a "Restructuring Subsidiary") of certain of CG&E's generating facilities (exclusive of CG&E's interests in three generating stations that it proposes to transfer to ULH&P in the pending transaction that is the subject of the application in File No. 70-10254 (see HCAR No. 27940, Jan. 21, 2005 (notice)), an aggregate investment equal to the fair market value of the generating facilities at the time of transfer ("Restructuring Limit"; and together with the EWG/FUCO Projects Limit, the "EWG/FUCO Investments Limit").(3) Pending completion of the record, Cinergy requests that the Commission reserve jurisdiction over any investments subject to the Restructuring Limit.

        D.       Financing Parameters

         Subject to the other limitations and conditions specified in this Application, the following terms and conditions apply, where appropriate, to Cinergy's proposed issuance and sale of securities:

                  1.       Common Stock Equity Ratio

         At all times during the Authorization Period, Cinergy will maintain common stock equity (as reflected in Cinergy's most recent quarterly or annual report on Form 10-Q or Form 10-K) equal to at least 30% of Cinergy's consolidated capitalization (i.e., common stock equity (comprised of common stock, additional paid-in capital, retained earnings and/or treasury stock), minority interests, preferred stock, preferred securities, equity linked securities and long- and short-term debt), except that, whether or not common stock equity comprises 30% of Cinergy's consolidated capitalization, Cinergy may issue common stock at any time during the Authorization Period, subject to the other applicable terms and conditions hereof ("Common Equity Condition"). At September 30, 2004, common equity comprised 41.1% of Cinergy's consolidated capitalization.

                  2.       Effective Cost of Money

         Short-term debt. The effective cost of capital on any series of debt security with a maturity of one year or less will not exceed at the time of issuance the lower of (i) the competitive market rate available at the time of issuance for securities having reasonably similar terms and conditions issued by similar companies of comparable credit quality ("Comparable Securities") and
(ii) 300 basis points over the comparable term London Interbank Offered Rate.

         Long-term debt. The effective cost of capital on any series of debt security with a maturity greater than one year will not exceed at the time of issuance the lower of (i) the competitive market rate available at the time of issuance for Comparable Securities and (ii) (a) if issued at a fixed rate, 500 basis points over the comparable term U.S. Treasury securities, and (b) if issued at a floating rate, 500 basis points over the London Interbank Offered Rate for the relevant interest rate period.

         Preferred securities/Equity-linked securities. The effective cost of capital on any series of preferred security or the debt component of equity-linked security will not exceed at the time of issuance the lower of (i) the competitive market rate available at the time of issuance for Comparable Securities and (ii) 700 basis points over the comparable term U.S. Treasury securities.

                  3.       Issuance Expenses

         The underwriting fees and commissions paid in connection with the issue, sale or distribution of any securities authorized hereunder will not exceed aggregate issuance expenses that are paid at the time in respect of Comparable Securities, provided that in no event shall such issuance expenses exceed five percent (5%) of the principal or face amount of the securities issued or gross proceeds of the financing.

                  4.       Maturity

         The maturity of long-term debt securities will not exceed 50 years. Preferred stock or preferred or equity-linked securities (other than perpetual preferred stock) will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock.

                  5.       Use of Proceeds

         Cinergy will use proceeds from the sale of securities issued pursuant to this Application for any lawful purpose, including but not limited to (a) financing of capital expenditures and working capital requirements of the Cinergy System, including without limitation by means of loans to participating companies in accordance with the terms of the Cinergy System money pool, (b) payment, redemption, acquisition and refinancing of outstanding securities issued by Cinergy, (c) direct or indirect investments in companies or assets the acquisition of which are either exempt under the Act or by Commission rule or have been authorized by the Commission and (d) general corporate purposes.

         E.       Specific Types of Financing

                  1.       Equity Securities

                           a.       Common Stock (including Equity-Linked
                                    Securities)

         From time to time over the Authorization Period, subject to the limits and conditions specified in this Application, Cinergy seeks authority to issue and sell additional shares of its common stock and Equity-Linked Securities (as defined below).

         Cinergy proposes to issue and sell additional shares of its common stock (a) through solicitations of proposals from underwriters or dealers, (b) through negotiated transactions with underwriters or dealers, (c) directly to a limited number of purchasers or to a single purchaser, and/or (d) through agents or other third parties. The price applicable to additional shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions. These transactions may also include forward sales of Cinergy common stock.

         Cinergy also proposes to issue and sell from time to time options and warrants to acquire its common stock together with other equity-linked securities (collectively, "Equity-Linked Securities"), including but not limited to contracts ("Stock Purchase Contracts") obligating holders to purchase from Cinergy, and/or Cinergy to sell to the holders, a number of shares of Cinergy common stock specified directly or by formula at an aggregate offering price either fixed at the time the Stock Purchase Contracts are issued or determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of Cinergy and/or debt obligations of nonaffiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of Cinergy under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

         Cinergy further requests authorization to issue common stock or Equity-Linked Securities as consideration, in whole or part, for acquisitions of securities or assets of businesses of nonaffiliates, the acquisition of which
(a) is exempt under the Act or the rules thereunder or (b) has been authorized by prior Commission order issued to Cinergy, subject in either case to applicable limitations on total investments in any such businesses. The shares of Cinergy common stock issued (or, with respect to Equity-Linked Securities, issuable) in connection with any such transaction would be valued at market value based on (i) the closing price on the day before closing of the sale, (ii) average high and low prices for a period prior to the closing of the sale, or
(iii) some other method negotiated by the parties.

         Finally, Cinergy seeks Commission authorization to issue and sell common stock and Equity-Linked Securities in accordance with Cinergy's existing 401(k) plans and other stock-based plans for employees, officers and/or directors, as well as any additional stock-based plans Cinergy may adopt during the Authorization Period. A summary of material terms of Cinergy's existing stock-based plans is set forth in Exhibit H hereto.

                           b.       Preferred Securities

         Subject to the limitations and conditions specified in this Application, Cinergy also proposes to issue and sell preferred securities in one or more series.

         Preferred securities of any series (a) will have a specified par or stated value or liquidation value per security, (b) will carry a right to periodic cash dividends and/or other distributions, subject among other things, to funds being legally available therefor, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the par or stated or liquidation value thereof, (d) may be convertible or exchangeable into common stock of Cinergy, (e) and may bear such further rights, including voting, preemptive or other rights, and other terms and conditions, as set forth in the applicable certificate of designation, purchase agreement or similar instrument governing the issuance and sale of such series of preferred securities.

         Preferred securities may be issued in private or public transactions. With respect to private transactions, preferred securities of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the preferred securities without registration under the Securities Act of 1933, as amended (the "Securities Act") in reliance upon one or more applicable exemptions from registration thereunder. From time to time Cinergy may also issue and sell preferred securities of one or more series to the public through (i) underwriters selected by negotiation or competitive bidding or (ii) selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

         The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement, underwriting agreement or other instrument setting forth such terms.

                2.       Debt Securities

                           a.       Short-Term Notes

         Subject to the terms and conditions specified in this Application, from time to time over the Authorization Period, Cinergy proposes to make short-term borrowings from banks or other financial institutions. Such borrowings from banks or other financial institutions will be unsecured and will be evidenced by
(a) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one year after the date thereof or (b) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment. Cinergy shall not permit any of its utility subsidiaries to enter into any short-term borrowing arrangements the terms and conditions of which include an event of default triggered by or otherwise resulting from an event of default by Cinergy under any of its short-term borrowing arrangements or otherwise.

                           b.       Commercial Paper

         Subject to the limits and conditions specified in this Application, from time to time over the Authorization Period, Cinergy proposes to issue and sell commercial paper through one or more dealers or agents or directly to purchasers.

         Cinergy proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 364 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $1,000 each. In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate to Cinergy. The discount rate to dealers will not exceed the maximum market clearing discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act.

                           c.       Long-Term Notes

         Subject to the limits and conditions specified in this Application, from time to time over the Authorization Period, Cinergy proposes to issue and sell long-term debt securities ("Notes") in one or more series.

         Notes of any series may be either senior or subordinated obligations of Cinergy. If issued on a secured basis, Notes would be secured solely by common stock, or other assets or properties, of one or more of Cinergy's nonutility subsidiaries (exclusive of any nonutility subsidiary held by CG&E or PSI); provided, however, that Cinergy requests the Commission to reserve jurisdiction over any such secured Notes pending completion of the record.(4) Notes of any series (i) will have maturities greater than one year, (ii) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (iii) may be entitled to mandatory or optional sinking fund provisions, and (iv) may be convertible or exchangeable into common stock of Cinergy. Interest accruing on Notes of any series may be fixed or floating or "multi-modal" (i.e., where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period, with all accrued and unpaid interest together with interest thereon becoming due and payable at the end of each such reset period). Notes may be issued under one or more indentures to be entered into between Cinergy and financial institution(s) acting as trustee(s); supplemental indentures may be executed in respect of separate offerings of one or more series of Notes.

         Notes may be issued in private or public transactions. With respect to the former, Notes of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Notes without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time Cinergy may also issue and sell Notes of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

         The maturity dates, interest rates, redemption and sinking fund provisions, and conversion features, if any, with respect to the Notes of a particular series, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable indenture or supplement thereto and purchase agreement or underwriting agreement setting forth such terms.

                  3.       Financing Conduits

         In addition to issuing any of the foregoing debt or equity securities directly, Cinergy requests approval to form one or more subsidiaries that, subject to the limits and conditions of this Application, would (a) issue and sell any of the foregoing securities, (b) lend, distribute or otherwise transfer the proceeds thereof to Cinergy or an entity designated by Cinergy and (c) engage in transactions incidental thereto.

         The proposed subsidiaries will comprise one or more financing subsidiaries (each, a "Financing Subsidiary") and one or more special-purpose entities (each, a "Special-Purpose Entity," and together with Financing Subsidiaries, "Financing Conduits"). In either case the subsidiaries' businesses will be limited to issuing and selling securities on behalf of Cinergy and transactions incidental thereto; the subsidiaries will have no substantial physical assets or properties. Any securities issued by the Financing Conduits may be guaranteed by Cinergy, either directly or ultimately.

         Cinergy would acquire shares of common stock or other equity interests of a Financing Subsidiary for an amount not less than the minimum required by applicable law. The business of a Financing Subsidiary will be limited to effecting financing transactions with third parties for the benefit of Cinergy and its subsidiaries. As an alternative in a particular instance to Cinergy directly issuing debt or equity securities, or through a Special-Purpose Entity, Cinergy may determine to use a Financing Subsidiary as the nominal issuer of the particular debt or equity security. In that circumstance, Cinergy may provide a guarantee or other credit support with respect to the securities issued by the Financing Subsidiary, the proceeds of which would be lent, distributed or otherwise transferred to Cinergy.

         One of the primary strategic reason behind the use of a Financing Subsidiary would be to segregate financings for the different businesses conducted by Cinergy, distinguishing between securities issued by Cinergy to finance its investments in nonutility businesses from those issued to finance its investments in the core utility business. A separate Financing Subsidiary may be used by Cinergy with respect to different types of nonutility businesses. Cinergy would use Special-Purpose Subsidiaries in connection with certain financing structures for issuing debt or equity securities, in order to achieve a lower cost of capital, or incrementally greater financial flexibility or other benefits, than would otherwise be the case.

                  4.       Certain Risk Management Instruments

         Cinergy also requests authority to manage interest rate and foreign currency exchange rate risk through the entry into, purchase and sale of various risk management instruments commonly used in capital markets, such as interest rate and currency swaps, caps, collars, floors, options, warrants, forwards,(5) futures, forward issuance agreements(6) and similar products designed to manage such risks (collectively, "Derivative Instruments").

         Cinergy will enter into Derivative Instruments (either directly or through Financing Conduits) only with counterparties ("Authorized Counterparties") whose senior debt, at the date of entry into the Derivative Instrument, is rated investment grade by at least one nationally recognized credit rating agency. The Derivative Instruments will be for fixed periods and the notional principal amount will not exceed the principal amount of the underlying security, except to the extent necessary to adjust for differing price movements between the underlying security and the Derivative Instrument or to allow for the fees related to the transaction.(7) Fees and commissions payable by Cinergy in connection with any Derivative Instrument will not exceed the then-current market level.

         In respect of all Derivative Instruments, Cinergy will not engage in "speculative" derivative transactions and will comply with Statement of Financial Accounting Standards ("SFAS") 133, as amended ("Accounting for Derivative Instruments and Hedging Activities"), together with such other standards, if any, relating to accounting for derivative transactions as may, over the course of the Authorization Period, be adopted and implemented by the Financial Accounting Standards Board ("FASB"). Cinergy will designate certain of the Derivative Instruments authorized hereunder as either fair value or cash flow hedges pursuant to SFAS 133 and as determined at the date of entry into the respective Derivative Instruments. In addition, as explained in Exhibit J, Cinergy will enter into certain Derivative Instruments that, although accounted for under SFAS 133, will not receive hedge accounting treatment thereunder.

                  5.       Guarantees

         Subject to the limits and conditions specified in this Application, from time to time over the Authorization Period, Cinergy requests authority to guarantee, obtain letters of credit, enter into financing arrangements and otherwise provide credit support (each, a "Guarantee") in respect of the debt or other securities or obligations of any or all of Cinergy's subsidiary or associate companies (including any thereof formed or acquired at any time over the Authorization Period), and otherwise to further the business of Cinergy. The terms and conditions of any Guarantees, and the underlying liabilities covered thereby, would be established at arm's length based upon market conditions. Cinergy may charge a fee to the subsidiary on whose behalf Cinergy issues a Guarantee. Any such fee will not exceed a reasonable estimate of the costs, if any, that would have been incurred by the subsidiary in obtaining the liquidity necessary to perform under the Guarantee for the period it remains outstanding.

         The total amount of Guarantees outstanding at any one time will be limited not only by the Guarantees Limit, but also, where issued in respect of EWGs or FUCOs or Rule 58 Companies, by the investment limitations specified under Rules 53 and 58 and applicable Commission orders, including the order requested hereby. From time to time Cinergy may issue Guarantees in respect of obligations that are not susceptible to exact quantification. In these cases, Cinergy will determine its exposure under the Guarantees, for purposes of measuring compliance with the Guarantees Limit (and any applicable investment limits under Rules 53 and 58), by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts under the underlying obligation. If appropriate, these estimates will be made in accordance with generally accepted accounting principles. These estimates will be re-evaluated periodically.

         As discussed above, where Cinergy issues debt or equity securities authorized hereunder via Financing Conduits, Cinergy may provide a Guarantee in respect of the payment and other obligations of the Financing Conduit under the securities issued by it. Given that any securities nominally issued by a Financing Conduit are in substance securities issued by Cinergy itself, any securities issued by a Financing Conduit would count dollar-for-dollar against the Aggregate Financing Limit. Conversely, any Guarantees of securities of Financing Conduits should be excluded entirely from the Guarantees Limit, since inclusion thereof would amount to "double counting," in effect penalizing Cinergy for using Financing Conduits.

         F.       EWG/FUCO Investments Limit

         Subject to the limits and conditions specified in this Application, Cinergy also requests authority to issue and sell securities for the purpose of funding investments in EWGs and FUCOs in an amount not to exceed the EWG/FUCO Investments Limit. The EWG/FUCO Investments Limit is comprised of two separate investment limits, the EWG/FUCO Projects Limit and the Restructuring Limit, permitting respective aggregate investments as follows.

        1. EWG/FUCO Projects Limit. With respect to EWG/FUCO Projects other than those subject to the Restructuring Limit, an aggregate investment not to exceed (a) 100% of Cinergy's consolidated retained earnings plus (b) $2.0 billion.

        2. Restructuring Limit. Solely with respect to the potential transfer of certain of CG&E's generating facilities to one or more Restructuring Subsidiaries, an aggregate investment in such Restructuring Subsidiaries not to exceed the fair market value of any such transferred generating facilities at the date of transfer.

         With respect to the Restructuring Limit, the net book value of CG&E's generating facilities at September 30, 2004 (excluding certain generating facilities to be transferred to ULH&P)(8) was approximately $1,544 million, including construction work in progress of $44 million. Ohio is the only state in the three-state region in which Cinergy's utilities operate that has enacted electric restructuring legislation. This legislation went into effect in January 2001, deregulating electric generation and supply and giving Ohio retail customers the right to choose electric suppliers.(9) In light of this legislation, and of the possibility that CG&E may determine to transfer one or more of its generating facilities to one or more Restructuring Subsidiaries during the Authorization Period (exclusive of the three generating stations that CG&E proposes to transfer to ULH&P in File No. 70-10254 as referred to above), Cinergy has included the Restructuring Limit as part of its overall proposal regarding EWG/FUCO investments. Pending completion of the record, however, Cinergy requests that the Commission reserve jurisdiction over the Restructuring Limit, including any potential investments in Restructuring Subsidiaries.

         Rule 53 provides that in determining whether to approve certain financing transactions for the purpose of investments in EWGs,(10) the Commission will not make certain adverse findings if, among other conditions, the conditions of Rule 53(a) are met. Rule 53(a) provides a "safe harbor" for such investments where the aggregate amount thereof does not exceed 50% of consolidated retained earnings. Cinergy currently does not, and under the EWG/FUCO Investments Limit would continue not to, satisfy this safe harbor. At September 30, 2004, Cinergy's aggregate investment in EWG/FUCO Projects was approximately $852 million. This amount equals approximately 55% of Cinergy's consolidated retained earnings at September 30, 2004 (approximately $1,554 million), which exceeds the Rule 53(a) 50% safe harbor, but is well below the significantly higher level permitted by the EWG/FUCO Order.

         Since the contemplated investment level under the EWG/FUCO Investments Limit is greater than that permitted under the Rule 53(a) safe harbor, Cinergy is obliged under its proposal to satisfy the test specified in Rule 53(c), namely, that its proposal:

        "[w]ill not have substantial adverse impact upon the financial integrity of the registered holding company system;"(11) and

        "[w]ill not have an adverse impact on any utility subsidiary of the registered holding company system, or its customers, or on the ability of state commissions to protect such subsidiary or customers."(12)

Cinergy demonstrates that its proposal satisfies Rule 53(c) in Exhibit I.


Item 2.  Fees, Commissions and Expenses

         In addition to the fee information set forth above with respect to the proposed financing transactions, the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by the Applicant or any associate company thereof in connection with the preparation and filing of this Application are estimated not to exceed approximately $3,000, consisting chiefly of fees for outside legal counsel.


Item 3.  Applicable Statutory Provisions

         Sections 6(a), 7, 9(a), 10, 12, 32 and 33 of the Act and Rules 45, 53 and 54 are or may be applicable to the proposed transactions. Cinergy's analysis with respect to Rule 53 is set forth in Exhibit I.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a "FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Cinergy's aggregate investment in EWGs and FUCOs is within the "safe harbor" afforded by Rule 53(a). At March 31, 2005, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $744 million and Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,587 million.

         Likewise, Cinergy satisfies all of the other conditions of paragraphs
(a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will promptly provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

Item 5.  Procedure

         Applicant requests that the Commission publish in the Federal Register a public notice with respect to this Application by not later than May 27, 2005 and an order granting and permitting this Application to become effective not later than June 23, 2005.

         Applicant waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

         Pursuant to rule 24 under the Act, within 60 days after the end of each calendar quarter commencing with the first full calendar quarter following the Commission's order herein, Cinergy will file a quarterly certificate with the Commission containing the following information (in each case as of the end of the calendar quarter just completed, except as otherwise noted):

        1. With respect to the EWG/FUCO Projects Limit:

                a. A computation in accordance with rule 53(a) setting forth Cinergy's consolidated retained earnings and aggregate investment, together with a calculation of remaining capacity under the EWG/FUCO Projects Limit;

                b. A breakdown showing Cinergy's aggregate investment in each individual EWG or FUCO;

                c. Cinergy's consolidated capitalization ratios, in terms of debt, common equity and preferred stock;

                d. The market-to-book ratio of Cinergy's common stock;

                e. Identification of any new EWG or FUCO projects in which Cinergy invested or committed to invest during the preceding quarter;

                f. Growth in consolidated retained earnings, segregating total earnings growth attributable to EWGs and FUCOs from that attributable to all other subsidiaries of Cinergy; and

                g. Year-to-date revenues and net income of each EWG or FUCO in which Cinergy has an interest.

        2. With respect to the securities issuance authority proposed herein:

                a. Summary information concerning any securities issued during the preceding calendar quarter pursuant to the authority requested herein, including Cinergy's relative position as of the end of the quarter under the Aggregate Financing Limit and the Guarantees Limit, together with a representation confirming that Cinergy has met the applicable terms and conditions as set forth in subparts C, D and E of Item 1.

                b. (i) within two business days after the occurrence of a Ratings Event,(13) Cinergy will notify the Commission of its occurrence (by means of a letter, via fax, email or overnight mail to the staff of the Office of Public Utility Regulation), and (ii) within 30 days after the occurrence of a Ratings Event, Cinergy will submit to the Commission an explanation (in the form of an amendment to this application) of the material facts and circumstances relating to that Ratings Event (including the basis on which, taking into account the interests of investors, consumers and the public as well as other applicable criteria under the Act, it remains appropriate for Cinergy to continue to avail itself of its authority hereunder to issue the securities for which authorization has been requested in this application, so long as Cinergy continues to comply with the applicable terms and conditions specified in the Commission's order authorizing the transactions requested in this application). Cinergy will not issue any securities authorized hereunder following the 60th day after a Ratings Event (other than (a) common stock and (b) commercial paper and short-term bank borrowings in each case solely to fund the Cinergy system money pool); provided, however, that Cinergy requests that the Commission reserve jurisdiction over its issuance of any securities authorized hereunder following such 60th day.


Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

         F-1      Preliminary opinion of counsel (previously filed)

         G        Proposed form of public notice (previously filed)

         H        Description of Cinergy System stock-based plans (previously filed)

         I        Rule 53(c) Analysis (previously filed)

         J        Hedge Accounting Exhibit (previously filed)

         K        Certain Projections (filed in paper format pursuant to claim for confidential treatment under Rule 104(b)) (previously filed)

         (b)      Financial Statements

         FS-1 Consolidated balance sheet of Cinergy as of September 30, 2004 (previously filed as a part of and incorporated by reference from Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended September 30,
2004).

         FS-2 Consolidated statement of income of Cinergy for the nine months ended September 30, 2004 ( previously filed as a part of and incorporated by reference from Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004).

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                               SIGNATURE

         Pursuant to the requirements of the Act, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated:  June 23, 2005


                                                CINERGY CORP.


                                            By: /s/Wendy L. Aumiller
                                                Wendy L. Aumiller
                                                Vice President and Treasurer



(1) The EWG/FUCO Order reserved jurisdiction over Cinergy's proposal for additional investment capacity under Rule 53 to accommodate the potential transfer of state-deregulated electric generating facilities owned by one or more of Cinergy's public utility subsidiaries to one or more EWG associate companies established for that purpose.

(2) See Current Report on Form 8-K filed by Cinergy on May 10, 2005.

(3) As used herein, "aggregate investment" and "consolidated retained earnings" have the meanings specified in Rule 53(a)(1).

(4) The nonutility subsidiaries in question would consist of one or more direct, wholly-owned nonutility subsidiaries of Cinergy, which currently comprise the following: Cinergy Investments, Inc., which holds Cinergy's nonutility wholesale gas marketing business and cogeneration business, among others; Cinergy Global Resources, Inc., which holds most of Cinergy's foreign utility investments; CinTec LLC, which holds certain ETC investments; Cinergy Technologies, Inc., which holds certain ETC investments and nonutility energy-related businesses; and Cinergy Wholesale Energy, Inc., which holds certain currently inactive nonutility businesses. None of these nonutility subsidiaries (or their subsidiaries) has any material relationships with Cinergy's utility companies, other than with respect to certain Commission-approved and/or state public utility commission-approved affiliate contracts.

(5) A forward contract is a cash market transaction in which a seller agrees to deliver a specific commodity to a buyer at some point in the future. An example would be a contract to deliver $1.00 in US Dollars on November 1, 2005 for $1.26 in Canadian Dollars.

(6) A forward issuance agreement is meant to include derivative products whose value is based on the option to issue equity or debt at some point in the future. A forward equity issuance agreement would be comprised of a short position in common stock and a commitment to issue common stock at some point in the future to cover the short position. It is a way of locking in a favorable equity valuation today for capital needed at some point in the future or a strategy for "staging" the issuance of equity to avoid roiling the markets and artificially impacting stock prices due to large issuances.

(7) For example, consider the case where a company intends to issue a 12-year bond in the future and hedge the forward issuance today with a Treasury lock. Since there is no 12-year treasury bond, the Treasury lock hedge would be based on a purchase of 10-year Treasuries. This creates a mismatch because the duration of a 10-year bond is different from that of a 12-year bond (meaning the volatilities are different as well). The solution that makes this hedge effective is to purchase a greater notional or face amount of the 10-year Treasury than that of the 12-year issuance. As of May 19, 2005, the duration match between a 10-year bond and 12-year bond (based on the swap curve) would require purchasing 1.15 10-Year bonds for every 12 year bond a company would intend to issue. A future issuance of $100 million 12-year bonds thus would require a hedge off the 10-year Treasury with a notional value of $115 million. This would match the durations and make the hedge effective. This is a common solution to this type of problem.

(8) See HCAR No. 27940, Jan. 21, 2005 (notice with respect to declaration filed by Cinergy and CG&E in File No. 70-10254).

(9) Ohio Rev. Code Ann. ss. 4928.01 et seq.

(10) The Commission has held that these same standards apply to registered holding company investments in FUCOs.

(11) See Rule 53(c)(1).

(12) See Rule 53(c)(2).

(13) For these purposes, (A) a "Ratings Event" will be deemed to have occurred if during the Authorization Period (i) any outstanding security of Cinergy is downgraded below investment grade, or (ii) any security issued by Cinergy upon original issuance is rated below investment grade; and (B) a security will be deemed "investment grade" if it is rated investment grade by any of Moody's Investors Service, Standard & Poor's, Fitch Ratings or any other nationally recognized statistical rating agency (as defined by the Commission in rules adopted under the Securities Exchange Act of 1934, as amended).